

12010591



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2012

Washington, DC

SEC FILE NUMBER
8- 859

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2011__ AND ENDING __12/31/2011__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
C. R. DAVIS & COMPANY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
939 CLOCKTOWER DRIVE, SUITE A

OFFICIAL USE ONLY
FIRM I.D. NO.

                                      (No. and Street)

SPRINGFIELD,   ILLINOIS   62704

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFFREY R. GIBBS   (217)793-0733
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ECK, SCHAFER & PUNKE, LLP

(Name – if individual, state last, first, middle name)

600 EAST ADAMS	SPRINGFIELD	ILLINOIS	62701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __JEFFREY R. GIBBS_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__C. R. DAVIS & COMPANY_____ , as
of __DECEMBER 31_____ , 20_11___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__PRESIDENT_____
Title

OFFICIAL SEAL
SUSAN N GIBBS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/29/14

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

C. R. DAVIS & COMPANY

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2011 and 2010

CONTENTS

Page

INDEPENDENT AUDITORS' REPORT   3

FINANCIAL STATEMENTS

    STATEMENTS OF FINANCIAL CONDITION   4

    STATEMENTS OF INCOME   5

    STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY   6

    STATEMENTS OF CASH FLOWS   7

    NOTES TO FINANCIAL STATEMENTS   8

SUPPLEMENTARY INFORMATION

    INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY
       INFORMATION   13

    SCHEDULE I - FOCUS REPORT - PART IIA   14

    SCHEDULE II - RECONCILIATION OF COMPUTATION
       OF NET CAPITAL   16

    SCHEDULE III - CLAIM FOR EXEMPTION PURSUANT TO
       RULE 15c3-3   17

ECK, SCHAFER & PUNKE, LLP

CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

Independent Auditors' Report

Board of Directors
C. R. Davis & Company

We have audited the accompanying statements of financial condition of C.R. Davis & Company as of December 31, 2011 and 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.R. Davis & Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Eck, Schafer + Punke, LLP

Springfield, Illinois
February 2, 2012

C. R. Davis & Company

STATEMENTS OF FINANCIAL CONDITION

December 31

		2011		2010
ASSETS				
Cash	$	55,029	$	64,943
Cash segregated for exclusive benefit of customers		100		100
Receivable from brokers and dealers		8,139		16,054
Securities owned-marketable, at market value		70,380		75,354
Prepaid income tax		20,614		16,596
Other assets		1,204		1,613
Equipment, net of accumulated depreciation of $ 9,417 and $ 8,529 at 2011 and 2010, respectively		1,852		2,740
	$	157,318	$	177,400

LIABILITIES AND STOCKHOLDERS' EQUITY

		2011		2010
Accounts payable	$	3,315	$	3,961
Accrued payroll taxes		4,945		11,753
Commissions payable		19,912		14,322
		28,172		30,036
Deferred tax liability		1,178		2,379
STOCKHOLDERS' EQUITY				
Common stock - authorized 100 shares of $ 100 par value; issued and outstanding 51 shares in 2011 and 2010		5,100		5,100
Additional contributed capital		56,991		56,991
Retained earnings		65,877		82,894
		127,968		144,985
	$	157,318	$	177,400

The accompanying notes are an integral part of these statements.

4

C. R. Davis & Company

STATEMENTS OF INCOME

Year ended December 31

	2011	2010
Revenues		
Commissions	$ 199,503	$ 278,536
Investment income	2,147	2,043
Net dealer inventory and investment gain (loss)	(5,601)	5,945
	196,049	286,524
Expenses		
Advertising	1,588	2,563
Depreciation	888	1,024
Dues and assessments	2,220	2,089
Entertainment	714	826
Financial and news service	1,130	1,353
Insurance	20,637	17,613
Miscellaneous	3,854	3,343
Office supplies	3,884	3,937
Postage and printing	512	706
Professional fees	5,975	5,865
Rent	19,200	19,200
Salaries and commissions		
Stockholders	97,781	113,510
Others	35,734	83,153
Service fees	7,774	8,595
Taxes	9,554	10,337
Telephone	3,907	4,602
Utilities	2,933	2,951
	218,285	281,667
Income (loss) before income taxes	(22,236)	4,857
Income taxes	(5,219)	895
NET INCOME (LOSS)	$ (17,017)	$ 3,962

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31

	Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance at December 31, 2009	$ 5,100	$ 56,991	$ 78,932	$ 141,023
Net income for the year	-	-	3,962	3,962
Balance at December 31, 2010	5,100	56,991	82,894	144,985
Net loss for the year	-	-	(17,017)	(17,017)
Balance at December 31, 2011	$ 5,100	$ 56,991	$ 65,877	$ 127,968

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF CASH FLOWS

Year ended December 31

		2011		2010
Cash flows from operating activities				
Net income (loss)	$	(17,017)	$	3,962
Adjustments to reconcile net income (loss) to net				
cash used in operating activities				
Investment inventory (gain) loss		5,643		(5,945)
Depreciation		888		1,024
Deferred income taxes		(1,201)		1,343
Change in assets and liabilities				
(Increase) decrease in receivable from brokers and dealers		7,915		(9,281)
(Increase) in prepaid income taxes		(4,018)		(448)
Decrease in other assets		409		3,423
Increase (decrease) in accounts payable		(646)		1,110
Increase (decrease) in accrued payroll taxes		(6,808)		5,113
Increase (decrease) in commissions payable		5,590		(1,937)
Net cash used in operating activities		(9,245)		(1,636)
Cash flows from investing activities				
Purchase of securities owned-marketable		(15,583)		(9,974)
Sale of securities owned-marketable		14,914		30,718
Capital expenditures, net of dispositions		-		(1,329)
Net cash provided by (used in) investing activities		(669)		19,415
Net increase (decrease) in cash		(9,914)		17,779
Cash at beginning of year		65,043		47,264
Cash at end of year	$	55,129	$	65,043

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Nature of Operations

The Company's primary business activity is the purchase and sale of investment securities for individuals.

2. Security Transactions

Security transactions are recorded on the trade date.

3. Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

4. Securities Owned

The Company's securities are valued at market as of December 31, 2011 and 2010. Accordingly, the financial statements reflect an unrealized gain (loss) of $ (5,643) and $ 5,520 for the years ended December 31, 2011 and 2010, respectively, and an accumulated unrealized gain (loss) of $ 3,668 and $ 9,311 at December 31, 2011 and 2010, respectively.

5. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid debt instruments purchased with a maturity of one year or less to be cash equivalents.

6. Depreciation

Equipment is stated at cost. Depreciation on the equipment is provided for in amounts sufficient to relate the cost of depreciable assets to operations over estimated service lives, using straight-line methods for financial reporting and accelerated methods for tax reporting purposes. Estimated useful lives of the assets range from five to seven years.

C. R. Davis & Company

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

7.   Income Taxes

The Company provides for deferred income taxes arising from the differences in financial and tax accounting.

8.   Subsequent Events

C. R. Davis & Company assessed events that have occurred subsequent to December 31, 2011 through February 2, 2012, the date the financial statements were available to be issued, for potential recognition and disclosure in the financial statements. No events have occurred that would require adjustment to or disclosure in the financial statements.

9.   New Accounting Pronouncements

In 2009, C. R. Davis & Company adopted Accounting Standards Update (ASU) No. 2009-01, Statement of Financial Accounting Standards No. 168, *"The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) and the Hierarchy of Generally Accepted Accounting Principles (GAAP)"*. This ASU includes FASB Statement No. 168 in its entirety. The ASU establishes the FASB ASC as the source of authoritative accounting principles recognized by the FASB. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the ASC carries an equal level of authority. Following this ASC, the FASB will issue only ASUs to update the ASC. The adoption did not have a material effect on the Company's financial statements.

NOTE B - INCOME TAXES

Details of the provision for current and deferred income taxes for the years ended December 31 follow:

	2011	2010
Current provision		
Federal	$ (2,394)	$ (293)
State	(1,624)	(155)
	(4,018)	(448)
Deferred provision	(1,201)	1,343
	$ (5,219)	$ 895

Deferred tax liability at December 31, 2011 and 2010, consist of the following:

	2011	2010
Deferred taxes		
Depreciation, net of tax expensing of equipment	$ 332	$ 405
Unrealized gains on securities	846	1,974
	$ 1,178	$ 2,379

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of not less than $ 50,000 at December 31, 2011 and 2010. It also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 and 2010, respectively, the Company had net capital of $ 86,452 and $ 106,397, which were
$ 36,452 and $ 56,397 in excess of its required net capital of $ 50,000 for 2011 and 2010. The Company's net capital ratio was .33 to 1 and .28 to 1 at December 31, 2011 and 2010, respectively.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

NOTE D - FAIR VALUE MEASUREMENTS

The Company follows requirements for *Fair Value Measurements* (as initially required by Statement of Financial Accounting Standards No. 157, and subsequently superceded by Accounting Standards Codification 820). The guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value should be based on assumptions that market participants would use including a consideration of non-performance risk.

The Company assessed the inputs used to measure fair value using a three-tier hierarchy based on the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs such as interest rates, currency exchange rates, commodity rates, and yield curves. Level 3 inputs are not observable in the market and include management's judgments about the assumptions market participants would use in pricing the asset or liability.

The fair values of the Company's investments were determined using inputs, as described above, at December 30, 2011 and 2010, as follows:

	2011	2010
Level 1		
Cash and cash equivalents and deposits	$ 70,380	$ 75,354

There were no Level 2 or Level 3 investments held in 2011 or 2010.

NOTE E - RELATED PARTY TRANSACTIONS

Jeffrey R. Gibbs is the majority shareholder of the Company. The Company was a tenant in a building owned by Mr. Gibbs during 2011 and 2010.

SUPPLEMENTARY INFORMATION

ECK, SCHAFER & PUNKE, LLP

CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

Independent Auditors' Report on Supplementary Information

Board of Directors
C. R. Davis & Company

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole, which are presented in the preceding section of this report. The supplementary information presented on pages 14 through 17 is presented for purposes of additional analysis and is not a required part of the 2011 basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the 2011 basic financial statements and, in our opinion, is stated fairly in all material respects in relation to the 2011 basic financial statements taken as a whole.

Eck, Schafer & Punke, LLP

Springfield, Illinois
February 2, 2012

C. R. Davis & Company

SCHEDULE I
FOCUS REPORT - PART IIA

Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission
As of December 31, 2011

Firm ID: 001593

1.	Total ownership equity (o/e)		$ 127,968
2.	Deduct o/e not allowable for net capital		-
3.	Total o/e qualified for net capital		127,968
4.	Add:		
	A. Allowable subordinated liabilities		-
	B. Other deductions or credits		-
5.	Total capital and allowable subloans		127,968
6.	Deductions and/or charges		
	A. Total nonallowable assets	$ 30,959	
	B. Secured demand note deficiency	-	
	C. Capital charges for spot and commodity futures	-	
	D. Other deductions and/or charges	-	30,959
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts		97,009
9.	Haircuts on securities:		
	A. Contractual commitments	-	
	B. Subordinated debt	-	
	C. Trading and investment securities:		
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	10,557	
	D. Undue concentration	-	
	E. Other	-	10,557
10.	Net Capital		$ 86,452

C. R. Davis & Company

SCHEDULE I
FOCUS REPORT - PART IIA - CONTINUED

Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission
As of December 31, 2011

Firm ID: 001593

11.	Minimum net capital required: (based on aggregate indebtedness)	$	1,878
12.	Minimum dollar requirement		50,000
13.	Net capital requirement (greater of line 11 or 12)		50,000
14.	Excess net capital		36,452
15.	Net capital less greater of 10% of total aggregate indebtedness or 120% of net capital requirement		26,452

Computation of Aggregate Indebtedness

16.	Total AI liabilities from balance sheet		$	28,172
17.	Add:			
	A. Drafts for immediate credit	$	-	
	B. Market value of securities borrowed where no equivalent value is paid or credited		-	
	C. Other unrecorded amounts		-	-
19.	Total aggregate indebtedness		$	28,172
20.	Ratio of AI/NC			.33 to 1

C. R. Davis & Company

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL

	Accompanying Statement of Financial Condition	FOCUS IIA Report Submitted January, 2012	Difference
Stockholders' equity	$ 127,968	$ 127,968	$ -
Nonallowable assets			
12b-1 Commissions receivable	7,289	7,289	-
Prepaid expense	1,204	1,204	-
Fixed assets	1,852	1,852	-
Income taxes recoverable	20,614	20,614	-
Haircuts on securities	10,557	10,557	-
	41,516	41,516	-
NET CAPITAL	$ 86,452	$ 86,452	$ -

C. R. Davis & Company

SCHEDULE III
CLAIM FOR EXEMPTION PURSUANT TO RULE 15c3-3

December 31, 2011

An exemption from Rule 15c3-3 is claimed by section (k)(2)(ii).

C. R. DAVIS & COMPANY

REPORT ON INTERNAL CONTROL REQUIRED
BY SEC RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM
SEC RULE 15c3-3

December 31, 2011 and 2010

ECK, SCHAFER & PUNKE, LLP

CERTIFIED PUBLIC ACCOUNTANTS

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120
www.espcpa.com

To the Board of Directors
C. R. Davis & Company
Springfield, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of C. R. Davis & Company (the Company) for the years ended December 31, 2011 and 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. In addition, because of inherent limitations in internal control, including the possibility of management override of controls, misstatements due to error or fraud may occur and not be detected by such controls.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We believe the following matter is a significant deficiency. Our recommendations regarding these matters are discussed below.

<u>Segregation of Duties</u>

Proper segregation of duties and responsibilities does not exist since only two persons record all cash and security transactions and do the bookkeeping for the Company. This weakness is somewhat alleviated by the supervision and review of the president of the Company who is integrally involved with the daily operations. We recognize that it may not be practicable to segregate duties because of the size of the Company's operations, but our professional responsibilities require us to bring this to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eck, Schafer + Punke, LLP

Springfield, Illinois
February 2, 2012